Sub-Item 77I. Terms of New or Amended Securities

Terms of New or Amended Securities

THE DREYFUS/LAUREL FUNDS TRUST
DREYFUS EQUITY INCOME FUND
(formerly, Dreyfus Premier Equity Income Fund)
DREYFUS EMERGING MARKETS DEBT LOCAL CURRENCY FUND
(formerly, Dreyfus Premier Emerging Markets Debt Local Currency Fund)

     At meetings held on July 23 and 24, 2008, the Board of Trustees of The Dreyfus/Laurel Funds Trust (the “Trust”), on behalf of Dreyfus Premier Equity Income Fund and Dreyfus Premier Emerging Markets Debt Local Currency Fund (the “Funds”), approved a proposal to modify the eligibility requirements of the Funds’ Class I shares. These changes, with respect to the Funds, were reflected in a Post Effective Amendment No. 141 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment was filed on Form POS EX with the Securities and Exchange Commission on July 24, 2008.